INFINITY ENERGY RESOURCES, INC.

11900 College Blvd., Suite 310

Overland Park, KS 66210

September 21, 2015

BY EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Infinity Energy Resources, Inc.
Registration Statement on Form S-1
Filed June 19, 2015
File No. 333-205081

Dear Mr. Schwall:

Infinity Energy Resources, Inc. (the “Company”) has reviewed your July 16, 2015 comment letter (the “Comment Letter”) regarding the Registration Statement on Form S-1 (the “From S-1”) it filed on June 19, 2015.

For your convenience, the Company has provided its responses below in a question and answer format. Your original comment is provided below in bold text, followed by its response.

1. Please note that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2014 have been resolved.

The Company submitted letters dated on July 30 and August 12, 2015 to the SEC Staff and filed an amendment to its Form 10-K for the fiscal year ended December 31, 2014 on August 12, 2015 in response to the Comment Letter. In a letter dated August 14, 2015, the SEC notified the Company that it had completed its review of the Form 10-K.

2. We note you are registering for resale 57,720,000 shares of common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are actually underwriters selling on your behalf. See Compliance & Disclosure Interpretation 612.09, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, for guidance in distinguishing secondary offerings from primary offerings.

In response to the Comment Letter, the Company is filing Amendment No. 1 to the Form S-1. Among other items, the Amendment reduces the number of shares being registered to 6,926,400 to make the proposed offering a secondary offering eligible under Rule 415(a)(1)(i) rather than a primary offering in which the selling shareholder is actually an underwriter.

The Company acknowledges that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any comments or questions at cjhoff3@gmail.com or by phone at (602) 370-0150.

Sincerely,

/s/ Christian J. Hoffmann, III
Christian J. Hoffmann III
Securities Counsel
Infinity Energy Resources, Inc.

cc:	Stanton E. Ross
Daniel F. Hutchins